October 20, 2010

United States Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

To Whom It May Concern:

In response to the comment letter dated September 28, 2010 we provide the following in addition to the filing of our Amended Form 10 on October 21, 2010.

General

1.
The third acknowledgement in your correspondence dated September 17, 2010 does not appear appropriate. Please provide the acknowledgements in their appropriate form as indicated in the third bullet point below out comments in this letter. Furthermore, please note that such acknowledgement must be provided on behalf of the company rather than on behalf of Mr. Weigel in his capacity as “CPA”.

We have updated the acknowledgement contained in this correspondence to appropriately conform.

2.	We note your response our comments one, two, four, five, seven through ten, 12, 14 and 15 of our letter dated August 24, 2010 and reissue those comments.

In further response to those comments we provide the following by number conforming to the original letter dated August 24, 2010.

1.	We have included additional disclosures related to the specific experience of Mr. Weigel and Mr. Bailey.

2.
We have removed the vague reference to the “SEC rule” described in the second risk factor on page seven and inserted an additional, specific risk factor as it relates to the penny stock rules.  Further, we currently disclose on page 7 under Risk Related to our Stockholders and Shares of Common Stock “There is currently no trading market for our common stock, and liquidity of our common stock is limited”.

4.
We have added disclosures related to our inability to estimate the length of time beyond twelve months that we can continue as a going concern and that we currently do not have any firm funding commitments.

5.	We have updated the “most recent practicable date” to be more in line with the filing date of our amended Form 10.

7.	We have updated our filing to include the beneficial owner of Red Queen.

8.	We have clarified our disclosure related to Mr. Weigel’s business experience as it relates to Morgan Stanley and Thomas Havey LLP.

9.	We have included additional disclosures relating to the primary business of Arthur Young & Company and clarified when Mr. Bailey became the managing partner of Mark Bailey & Company.

10.	We have added disclosures related to Mr. Weigel and Mr. Bailey’s experience, qualifications, attributes, and skills that led to the conclusion that they should serve as directors.

12.	We have updated our legal proceedings disclosure for the past ten years.

14.	We have included the disclosures as required by Item 404(d) of Regulation S-K.

15.	We have added disclosures related to the lack of an established public trading market for our stock.

Statement of Changes in Stockholders’ Equity, page F-5

3.
We note your response to comment 16 of our letter dated August 24, 2010 and reissue our comment. Please revise the second column of your statement of changes in stockholders’ equity to show the $15,000 par value amount for the 15,000,000 shares you sold at $0.001 per share.

We have made the applicable addition to our statement of changes in stockholder’s equity in our amended filing.

Notes to the Financial Statements, page F-7

4.
We note in your response to comment 17 of our letter dated August 24, 2010 that you believe you became an SEC filer on the date the Form 10 was filed. Be advised that a Form 10 registration statement automatically becomes effective sixty (60) days following filing or earlier if acceleration is requested and granted. Please revise to disclose the date through which you have evaluated subsequent events and whether that date is either the date the financial statements were issued or available to be issued, pursuant to FASB ASC 855-10-50-1 or further explain to us why you believe you became an SEC filer on the date the Form 10 was filed, and provide us with the basis for your conclusion.

We have made the required disclosures pursuant to FASB ASC 855-10-50-1 as to the date through which we evaluated our subsequent events.

In responding to these comments, the company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or ant person under federal securities laws of the United States.

Regards,

/s/ Marty Weigel

President, Treasurer and Director
Principal Executive and Financial Officer